SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                       ROBERTS PHARMACEUTICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   77049110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    William A. Nuerge, Shire Richwood Inc.,
        7900 Tanners Gate Drive, Florence, Kentucky 41042 (606) 282-2100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                              13D                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Shire Pharmaceuticals Group plc; I.R.S. Identification No.: N/A
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


          WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                               England and Wales
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                   6,345,926*
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                   6,345,926*
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   6,345,926*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     19.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* The shares of common stock, par value $.01 ("Roberts Shares"), of Roberts Pharmaceutical Corporation ("Roberts") covered by this item are purchasable by Shire Pharmaceuticals Group plc ("Shire") upon exercise of an option granted to Shire on July 26, 1999, and described in Item 4 of this Statement. Prior to the exercise of the option, Shire is not entitled to any rights as shareholder of Roberts, as to the Roberts Shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of this date. If the option were exercised, Shire would have the sole right to vote or dispose of the Roberts Shares issued as a result of such exercise.

                               Page 2 of 8 Pages

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 ("Roberts Common Stock"), of Roberts Pharmaceutical Corporation, a New Jersey corporation ("Roberts"). The principal executive offices of Roberts are located at Meridian Center II, 4 Industrial Way West, Eatontown, New Jersey 07724.

Item 2.  Identity and Background.

     This Statement is being filed by Shire Pharmaceuticals Group plc ("Shire"), a public limited company organized under the laws of England and Wales. The principal business address of Shire is East Anton, Andover, Hampshire SP10 5RG, England. Shire is a pharmaceutical company.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Shire is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United Kingdom.

     (d)-(e) During the last five years, neither Shire nor, to the knowledge of Shire, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 below, pursuant to the terms of the Option Agreement (as defined below), Shire will have the right, upon the occurrence of certain events specified therein, to purchase up to 6,345,926 shares of Roberts Common Stock at a price per share in cash equal to $30.00. If Shire purchases Roberts Common Stock pursuant to the Option Agreement, Shire anticipates that the funds to finance such purchase would come from its working capital and funds available for investment.

Item 4.  Purpose of Transaction.

     On July 26, 1999, Roberts, Shire and Ruby Acquisition Sub Inc., a New Jersey corporation and wholly owned subsidiary of Shire ("Acquisition Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of Acquisition Sub with and into Roberts (the "Merger"), with Roberts being the corporation surviving the Merger.

                               Page 3 of 8 Pages

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), (i) each share of Roberts Common Stock issued and outstanding immediately prior to the Effective Time (except for shares, if any, owned by Roberts or owned by any subsidiary of Roberts or owned by Shire or any of its subsidiaries) shall be converted into the right to receive either ordinary shares, nominal value 5p of Shire ("Ordinary Shares") or American Depositary Shares, each representing three Ordinary Shares ("Shire ADS"); (ii) each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be canceled; and (iii) each share of Roberts Common Stock that is owned by Roberts or owned by any subsidiary of Roberts or owned by Shire or any of its subsidiaries shall be canceled and retired and shall to cease to exist. For each share of Roberts Common Stock, Roberts' shareholders will receive (i) a fixed exchange ratio of 3.4122 Ordinary Shares if the average closing price of Shire's ADSs for the 15 consecutive trading days ending the third trading day prior to closing is between $23.73 and $29.01; (ii) a floating exchange ratio between 3.4122 and 3.1280 if the average closing price is between $29.01 and $31.65 (equivalent to $33.00 per Roberts share); (iii) a floating exchange ratio between 3.8407 and 3.4122 if the average closing price is between $21.09 and $23.73 (equivalent to $27.00 per Roberts share); (iv) a fixed exchange ratio of 3.8407 if the average closing price is below $21.09; and (v) a fixed exchange ratio of 3.1280 if the average closing price is greater than $31.65. At the Effective Time, Roberts will become a wholly owned subsidiary of Shire.

     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the shareholders of Roberts and by the shareholders of Shire and (ii) various regulatory conditions.

     Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Roberts as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of Roberts as the corporation surviving the Merger and (ii) the directors of Acquisition Sub and the officers of Roberts, in each case at the Effective Time will, from and after the Effective Time, be the directors and officers of Roberts as the corporation surviving the Merger until their successors have been duly elected and qualified in accordance with the certificate of incorporation and by-laws of Roberts as the surviving corporation.

     The Merger Agreement contains certain customary restrictions on the conduct of the businesses of Roberts and Shire pending the Merger, including certain customary restrictions relating to the capital stock of each. Roberts and Shire have agreed in the Merger Agreement that after the date of the Merger Agreement and prior to the Effective Time they will not declare, set aside or pay any dividend payable in cash, stock or property in respect of any of their capital stock.

     The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

                               Page 4 of 8 Pages

     Concurrent with the execution of the Merger Agreement, Roberts and Shire entered into an Option Agreement (the "Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Option Agreement, Roberts granted Shire an irrevocable option (the "Option") to purchase, subject to the terms thereof, up to 6,345,926 shares ("Option Shares") of Roberts Common Stock, at a price per share in cash equal to $30.00 (the "Option Price").

     The Option Agreement provides that Shire may exercise the Option, in whole or in part, by delivering a written notice thereof (in accordance with the terms of the Option Agreement) at any time following the occurrence of any event that entitles Shire to receive a payment from Roberts of $30 million (the "Roberts Termination Amount") payable pursuant to the Merger Agreement until termination of the Option Agreement.

     The Option Agreement will terminate upon the earlier of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with its terms unless Shire is entitled to receive the Roberts Termination Amount (in which case the Option Agreement will terminate one business day after Shire receives the Roberts Termination Amount or the Roberts Termination Amount could no longer be payable pursuant to the terms of the Merger Agreement).

     The Option Agreement provides that, notwithstanding any other provision of the Option Agreement, in no event will Shire's Total Profit (as defined below) exceed in the aggregate $32 million, and, if it otherwise would exceed such amount, Shire in its sole discretion, will either (i) reduce the number of shares of Roberts Common Stock subject to the Option, (ii) pay cash to Roberts,
(iii) reduce the Roberts Termination Amount, or (iv) any combination thereof, so that Shire's actually realized Total Profit does not exceed $32.0 million after taking into account the foregoing actions. For purposes of the Option Agreement, "Total Profit" means the sum of the following: (i) (x) the amount (before taxes) received by Shire pursuant to the sale of the shares of Roberts Common Stock less (y) the exercise price for such shares of Roberts Common Stock, (ii) any amounts (before taxes) received by Shire on the transfer of the option to any unaffiliated persons or to Roberts and (iii) the Roberts Termination Amount.

     The Option Agreement also provides that, notwithstanding any other provision of the Option Agreement to the contrary, the Option may not be exercised for a number of shares of Roberts Common Stock as would, as of the date the Exercise Notice is given, result in a Notional Total Profit of more than $32.0 million. For purposes of the Option Agreement, the term "Notional Total Profit" with respect to any number of shares of Roberts Common Stock as to which Shire may propose to exercise the Option shall be the Total Profit determined as of the date the Exercise Notice is given assuming that the Option were exercised on such date for such number of shares of Roberts Common Stock and assuming that such shares of Roberts Common Stock were sold for cash at the closing market price for the shares of Roberts Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

                               Page 5 of 8 Pages

     The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Option Agreement attached as Exhibit 2 hereto.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) By reason of its execution of the Option Agreement, Shire may be deemed to have beneficial ownership of and sole voting and dispositive power with respect to the shares of Roberts Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 6,345,926 shares of Roberts Common Stock as a result of the Option Agreement. Based on the number of shares of Roberts Common Stock subject to the Option, Shire would beneficially own approximately 19.9% of the outstanding Roberts Common Stock (based upon the 31,889,077 shares of Roberts Common Stock outstanding on July 21, 1999, as represented to Shire by Roberts in the Merger Agreement) following exercise of the Option for 6,345,926 shares of Roberts Common Stock. However, Shire expressly disclaims any beneficial ownership of the 6,345,926 shares of Roberts Common Stock which are obtainable by Shire upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4 above, none of which has occurred as of the date hereof.

     Neither Shire nor, to the best of Shire's knowledge, any of the individuals named in Schedule I hereto, unless otherwise indicated therein, owns any Roberts Common Stock.

     (c) Neither Shire nor, to the best of Shire's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Roberts Common Stock during the past 60 days.

     (d) So long as Shire has not purchased Roberts Common Stock subject to the Option, Shire does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Roberts Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as provided in the Merger Agreement, the Option Agreement or as set forth below, neither Shire nor, to the best of Shire's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Roberts, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                               Page 6 of 8 Pages

     Shire entered into (i) a shareholder agreement dated as of July 26, 1999 (the "Yamanouchi Shareholder Agreement") with Yamanouchi Group Holdings Inc. ("Yamanouchi"), the owner of 5,048,500 shares of Roberts Common Stock (the "Yamanouchi Shares") and (ii) a shareholder agreement dated as of July 26, 1999 (the "Vukovich Shareholder Agreement") with Robert A. Vukovich ("Vukovich"), the owner of 1,733,671 shares of Roberts Common Stock (the "Vukovich Shares"). Pursuant to the Yamanouchi Shareholder Agreement and the Vukovich Shareholder Agreement, each of Yamanouchi and Vukovich has agreed to vote the Yamanouchi Shares and the Vukovich Shares, respectively, for the approval and adoption of the Merger Agreement and any actions required to be approved by shareholders related thereto and against any proposal or transaction which could prevent or delay the consummation of the Merger Agreement.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1--    Agreement and Plan of Merger, dated as of July 26, 1999,
                        among   Roberts   Pharmaceutical    Corporation,   Shire
                        Pharmaceuticals Group plc and Ruby Acquisition Sub.

         Exhibit 2--    Option   Agreement,   dated as of July 26, 1999, between
                        Roberts    Pharmaceutical      Corporation   and   Shire
                        Pharmaceuticals Group plc.



                               Page 7 of 8 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 4, 1999
                                        ----------------------------------------
                                                         (Date)


                                             SHIRE PHARMACEUTICALS GROUP plc

                                        ----------------------------------------
                                                       (Signature)


                                               /s/ Neil Harris/Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




                               Page 8 of 8 Pages

                                   SCHEDULE I
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         SHIRE PHARMACEUTICALS GROUP plc


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Shire Pharmaceuticals Group plc ("Shire") is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United Kingdom. The business address of each director and officer is Shire Pharmaceuticals Group plc, East Anton, Andover, Hampshire SP10 5RG, England. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with BP.

Name and Business         Present Principal Occupation or Employment
-----------------         ------------------------------------------

Rolf Stahel               Chief Executive
Stephen Stamp             Group Finance Director
Dr. Wilson Totten         Group R&D Director
Dr. James Cavanaugh       President, HealthCare Ventures LLC
(US Citizen)
Dr. Barry Price           Chemist
Jack Khattar              President and Chief Executive, Shire Laboratories Inc.
(US Citizen)
Trevor Davis              Managing Director, Shire Pharmaceuticals Ltd.
Neil Harris               Head of Legal Affairs, Company Secretary
William Nuerge            President and Chief Executive, Shire Richwood Inc.
(US Citizen)
Dr. Bernard Canavan       Director
(US Citizen)


                                      I-1